Exhibit 99.1

Yucheng Technologies Limited Announces Appointment of Lawrence Yeung, Former Head of Information Technologies at the United Nations, as an Independent Director

BEIJING, Oct. 2 /Xinhua-PRNewswire-FirstCall/ -- Yucheng Technologies Limited (Nasdaq: YTEC), a leading IT and outsourced service provider to the Chinese banking industry, today announced that the Board has appointed Mr. Lawrence Yeung, former Head of Information Technologies at the United Nations to replace Mr. Michael (Tao) Huang, who resigned from its Board of Directors and Audit Committee on September 17, 2007. Over more than 20 years prior to his retirement, Mr. Yeung established a successful track record as an information technology innovator and director of information systems and technologies at the United Nations and the United Nations Development Programme. Mr. Yeung was responsible for implementing global information and communications systems in over 145 country offices, including acclaimed global safety and security systems. In addition to overseeing the UN’s vast internal information systems, Mr. Yeung’s assisted member and developing countries around the world in the application of information systems and technologies. Mr. Yeung also served extensively on the UN’s financial, personnel and procurement committees, and oversaw the award of contracts and subsequent project implementations. An Australian citizen, Mr. Yeung is an accomplished graduate of computer science and electronic engineering from the University of Sydney and the University of New South Wales.

Mr. Chih T. Cheung, Chairman of Yucheng’s Board, stated: "We are pleased and excited that Mr. Lawrence Yeung has accepted our invitation to be an independent board member and Audit Committee member of Yucheng. We believe that his many experiences in large scale information and communications systems and his prior governance and oversight roles, will strengthen our Board on many levels. We welcome him and look forward to his many contributions."

About Yucheng Technologies Limited

Yucheng Technologies Limited (YTEC) is a leading IT and outsourced service provider to the Chinese banking industry. Headquartered in Beijing, China, Yucheng has more than 1,200 employees and has established an extensive footprint to serve its banking clients nationwide with nine subsidiaries and representative offices located in Shanghai, Guangzhou, Xi’an, Xiamen, Zhengzhou, Kunming, Nanjing, Changsha and Chengdu. Yucheng provides a comprehensive suite of IT solutions and services to Chinese banks including 1) system integration and IT consulting, 2) solutions and software platform, and 3) outsourced operations. Yucheng counts 13 out of the 15 top banks in China as its customers, and is especially strong in banking channel management IT solutions and services, such as web banking and call centers, and risk/performance management solution consulting and implementation service. It is also rapidly becoming one of the leading third party providers of POS merchant acquiring services.

Safe Harbor Statement

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project" or "continue" or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; operating a business in the PRC with its changing economic and regulatory environment; and the other relevant risks detailed in Yucheng filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Yucheng assumes no obligation to update the information contained in this press release.

For more information, please contact:

In Beijing, China
Ms. Wei Peng
Investor Relations, Yucheng Technologies Ltd.
Tel: +86-10-64420533
Email: pengwei@yuchengtech.com

In the U.S.A.
Mr. Jim Preissler
Director, Yucheng Technologies Ltd.
Tel: +1-646-383-4832
Email: jim@yuchengtech.com

SOURCE Yucheng Technologies Limited